Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Robert R Horger

2(b) Relationship to Issuer
Director

2(c) Address Street
1459 Amelia Street, Orangeburg, SC 29116

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare, 250 Royall Street, Canton, MA 02021

3(c) Number of share or other units to be sold
4,127
17,125

3(d)Aggregate Market Value
$1,808,696.98

3(e) Number of shares or other units outstanding
29,263,780

3(f) Approximate Date of Sale
07/28/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
Various dates from 2011 to 2017

Nature of Acquisition Transaction
Vested Equity Awards

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
4,127
17,125

Date of Payment:
Various dates from 2011 to 2017

Nature of Payment:
Equity Compensation

Table II  Securities sold during past 3 months:

Name and Address of Seller:
Robert R Horger
1459 Amelia Street, Orangeburg, SC 29116

Title of Securities Sold:
Common Stock

Date of Sale:
6/8/2017

Gross Proceeds:
152,337.60